Tenet Fintech Group Inc.

Condensed Interim Consolidated

Financial Statements (Unaudited)

For the three-month periods

ended March 31, 2022, and 2021

Financial Statements

Condensed Interim Consolidated Statements of Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Financial Position	5

Notes to Condensed Interim Consolidated Financial Statements	6 - 29

2

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three-month periods ended March 31, 2022 and 2021

(In Canadian dollars, except weighted average number of outstanding shares)
(Unaudited)

	Note	2022	2021
		$	$

Revenues		34,741,460	14,239,776

Expenses
Cost of service		30,024,865	12,347,170
Salaries and fringe benefits		2,345,268	723,860
Service fees		102,926	157,651
Royalty on software		-	30,776
Board remuneration		191,924	124,527
Consulting fees		343,738	62,869
Management fees		11,964	12,818
Professional fees		1,032,464	331,655
Public relations and press releases		316,072	121,493
Office supplies, software and utilities		177,058	30,214
Lease expenses		60,161	11,570
Insurance		331,646	14,896
Finance costs	17.4	446,983	44,833
Expected credit loss	5	87,618	19,893
Travel and entertainment		78,485	34,002
Stock exchange and transfer agent costs		45,032	90,714
Translation cost and others		26,020	39,310
Depreciation of property and equipment	7	21,551	22,337
Depreciation of right-of-use assets	7	109,782	69,157
Amortization of intangible assets	8	1,502,347	66,484
Amortization of initial financing costs		6,551	6,651
(Gain) Loss on foreign exchange		134,424	(35,379)
		37,396,879	14,327,501
Loss before income taxes		(2,655,419)	(87,725)
Income tax		704,182	301,977
Net loss		(3,359,601)	(389,702)

Net profit (loss) attributable to:
Non-controlling interest		22,670	375,929
Owners of the parent		(3,382,271)	(765,631)
		(3,359,601)	(389,702)
Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		760,601	546,909
Total comprehensive loss		(4,120,202)	(936,611)

Total comprehensive profit (loss) attributable to:
Non-controlling interest		(17,577)	256,973
Owners of the parent		(4,102,625)	(1,193,584)
		(4,120,202)	(936,611)

Weighted average number of outstanding shares		75,700,826	61,683,058

Basic and diluted loss per share		(0.045)	(0.012)

Going concern uncertainty (note 2)

Subsequent events (note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021
(In Canadian dollars)

(Unaudited)

						Accumulated		Total
		Capital stock				other		attributable	Non	Shareholders'
		Number of		Equity to	Contributed	comprehensive		to owners	Controlling	equity
	Note	common shares	Amount	issue	surplus	income	Deficit	of parent	interest	(deficiency)
		(number of shares
		see note 14)	$	$	$	$	$	$	$	$
		#
Balance as of January 1, 2022		97,167,183	208,219,490	150,000	21,531,185	1,366,752	(79,997,442)	151,269,985	14,320,381	165,590,366
Exercise of warrants and broker warrants	14	1,527,500	2,101,894	(150,000)	(443,144)			1,508,750		1,508,750
Exercise of options	14, 15	100,000	391,300		(181,300)			210,000		210,000
Share-based compensation	15				541,599			541,599		541,599
Subscription for shares by non-controlling interest									164,418	164,418
Transactions with owners		98,794,683	210,712,684	-	21,448,340	1,366,752	(79,997,442)	153,530,334	14,484,799	168,015,133

Net profit (loss)							(3,382,271)	(3,382,271)	22,670	(3,359,601)
Other comprehensive profit						(720,354)		(720,354)	(40,247)	(760,601)
Total comprehensive loss for the period		-	-	-	-	(720,354)	(3,382,271)	(4,102,625)	(17,577)	(4,120,202)
Balance as of March 31, 2022		98,794,683	210,712,684	-	21,448,340	646,398	(83,379,713)	149,427,709	14,467,222	163,894,931

Balance as of January 1, 2021		118,024,189	39,131,010	511,221	11,582,653	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,250
Issuance of shares and warrants to settle debts owed for services provided	14	27,466	33,900					33,900		33,900
Exercise of warrants and broker warrants	14	9,984,631	5,233,340		(1,525,179)			3,708,161		3,708,161
Conversion of convertible debentures		50,000	27,483					27,483		27,483
Share-based compensation	15				344,690			344,690		344,690
Transactions with owners		128,086,286	44,425,733	511,221	10,402,164	(140,782)	(30,240,372)	24,957,964	11,770,520	36,728,484
Net (loss) profit							(765,631)	(765,631)	375,929	(389,702)
Other comprehensive income						(427,952)		(427,952)	(118,957)	(546,909)
Total comprehensive profit (loss) for the period		-	-	-	-	(427,952)	(765,631)	(1,193,583)	256,973	(936,611)
Balance as of March 31, 2021		128,086,286	44,425,733	511,221	10,402,164	(568,734)	(31,006,003)	23,764,381	12,027,492	35,791,873

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

(In Canadian dollars)
(Unaudited)

	Note	2022	2021
		$	$
OPERATING ACTIVITIES
Net loss		(3,359,601)	(389,702)
Non-cash items
Expected credit loss	5	87,618	19,893
Depreciation of property and equipment	7	21,551	22,337
Depreciation of right-of-use assets	7	109,782	69,157
Amortization of intangible assets	8	1,502,347	66,484
Amortization of initial financing costs		6,551	6,651
Accretion of bonds	17	7,614	6,924
Accretion of lease interest	10, 17.4	37,133	6,435
Issuance of shares and warrants for settlement of debt	11	-	15,000
Change in fair value of contingent consideration payable	4	398,031	-
Share-based compensation	15	541,599	344,690
Deferred tax liability		(3,623,295)	-

Loans receivable maturing in more than 12 months	5	820,056	47,575
Net changes in working capital items
Restricted cash		10,000	(40)
Income tax payable		3,711,958	131,670
Accounts receivable	6	(1,330,948)	2,621,809
Deposits made to third parties regarding transactions on platforms	6	5,154,909	-
Prepayment to third party subcontractors	6	(2,299,695)	-
Other debtors	6	1,139,804	(48,295)
Loans receivable maturing in less than 12 months	5	(706,752)	(292,755)
Assets held for resale		69,687	-
Other prepaid expenses		4,622	(416,506)
Accounts payable, advances and accrued liabilities	9	(755,692)	(2,316,749)
Cash flows from operating activities		1,547,279	(105,422)

INVESTING ACTIVITIES
Debtors		-	(4,297,435)
Investment in third party entity		(492,750)	-
Property and equipment - additions	7	(16,897)	(1,596)
Property and equipment - disposals	7	2,344	5,989
Intangible asset - additions	8	(1,520,489)	(325,783)
Cash flows from investing activities		(2,027,792)	(4,618,825)

FINANCING ACTIVITIES
Proceeds (repayments) of advances from third parties		(303,533)	(89,675)
Proceeds / (repayment) of advances made from a Director		-	(261,316)
Repayment /proceeds of advances made from affiliates		-	102,966
Repayment of lease liabilities	10	(76,667)	(12,592)
Proceeds from the exercise of warrants	14	1,508,750	3,708,161
Proceeds from the exercise of options	15	-	25,000
Subscriptions for shares from non-controlling interest		164,418	-
Cash flows from financing activities		1,292,968	3,472,544

IMPACT OF FOREIGN EXCHANGE		(645,104)	(499,771)
Net (decrease) increase in cash		167,351	(1,751,474)
Cash, beginning of period		18,796,914	5,873,877
Cash, end of period		18,964,265	4,122,403

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

 5

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2022 and December 31, 2021

(In Canadian dollars)
(Unaudited)

		As at	As at
		March 31,	December 31,
	Note	2022	2021
		$	$
ASSETS
Current
Cash		18,964,265	18,796,914
Restricted cash		43,333	53,333
Loans receivable	5	18,172,492	17,553,358
Assets held for resale		251,272	320,959
Debtors	6	53,547,733	56,001,475
Prepaid expenses and other current assets		1,670,927	1,675,549
		92,650,022	94,401,588

Loans receivable	6	2,450,277	3,270,333
Property and equipment	7	1,923,208	2,062,014
Investments		492,750	-
Intangible assets	8	32,770,145	32,845,799
Goodwill	8	62,522,554	62,522,554
Deferred tax assets		285,586	190,835
		193,094,542	195,293,123

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	9	15,209,070	16,268,296
Lease liabilities	10	434,995	432,621
Current tax liabilities		7,337,642	3,625,683
		22,981,707	20,326,600
Bonds	12	327,399	313,234
CEBA Loan	13	100,000	100,000
Lease liabilities	10	1,273,455	1,315,363
Foreign deferred tax liability		1,922,556	1,922,556
Canadian deferred tax liability		275,463	3,804,004
Contingent consideration payable	4	2,319,031	1,921,000
		29,199,611	29,702,757
SHAREHOLDERS' EQUITY
Capital stock	14	210,712,684	208,219,490
Shares to be issued	14	-	150,000
Contributed surplus		21,448,340	21,531,185
Accumulated other comprehensive income		646,398	1,366,752
Deficit		(83,379,713)	(79,997,442)
Shareholders' equity attributable to owners of the parent		149,427,709	151,269,985
Non-controlling interest		14,467,222	14,320,381
Total shareholders' equity		163,894,931	165,590,366
		193,094,542	195,293,123

Going concern uncertainty (note 2)

Subsequent events (note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

6

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Tenet Fintech Group Inc. (hereinafter "Tenet'' or the "Company"), was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Tenet Fintech Group Inc.'s head office is located at 119 Spadina Avenue, Suite 705, Toronto, Ontario,. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Tenet is the parent company of a group of innovative artificial intelligence (AI) and financial technology (Fintech) subsidiaries operating in Canada and China. Tenet's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of small- and medium- sized enterprises (SMEs) carry out a range of interactions and transactions, including in the commercial lending space, in a rapid, safe, efficient, and transparent manner.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

The level of revenue currently being generated is not presently sufficient to meet the Company's working capital requirements and business growth initiatives . The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, including a financing by prospectus that generated a net cash inflow of $47,981,290 in the first quarter of 2021, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $3,359,601, for the three-month period ended March 31, 2022 (year ended December 31, 2021 - $48,561,968), it has an accumulated deficit of $83,379,713 as at March 31, 2022 (year ended December 31, 2021 - $79,997,442) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast some significant doubt regarding the Company's ability to continue as a going concern.

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

7

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Statement of compliance with IFRS

These condensed interim consolidated financial statements for the three-month period ended March 31, 2022, have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2021. There have not been any significant changes in judgments, estimates or assumptions since then. These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021.

The same accounting policies and methods of computation were used in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the consolidated financial statements for the year ended December 31, 2021 except for new standards and interpretations effective January 1, 2022.

These condensed interim consolidated financial statements for the three-month periods ended March 31, 2022 (including comparative figures) were approved by the Board of Directors on May XX, 2022.

3.2 Basis of measurement

These condensed interim consolidated financial statements are prepared on an accrual basis using the historical cost method.

3.3 Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of Peak and all of its subsidiaries. The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these condensed interim consolidated financial statements:

		% of ownership	Principal activity	Functional
Entities	Registered	and voting right		Currency
Tenet Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Cubeler Inc. (note 6.3)	Canada	100%	Technology based product developer and procurement facilitator	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	U.S. $

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Supply Chain Technologies Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Solar-Gas & Oil Supply Chain Management Co.,Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd	China	51%	Supply chain services	Renminbi

Asia Synergy Insurance Services Co.,Ltd (1)	China	100%	Fintech	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

Beijing Huike Internet Technology (note 6.1)	China	100%	Technology based product facilitator	Renminbi

Wechain (Nanjing) Technology Service Co., Ltd. (note 6.1)	China	51%	Fintech	Renminbi

Beijing Kailifeng New Energy Technology Co., Ltd. (1)	China	51%	Technology based product facilitator	Renminbi

Shanghai Xinhuizhi Supply Chain Management Co.,Ltd. (1)	China	51%	Technology based product procurement facilitator	Renminbi

8

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.3 Basis of Consolidation (continued)

The Company's subsidiaries each have an annual reporting date of December 31 and are incorporated in either Canada, Hong Kong or China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

3.4 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

4 - BUSINESS COMBINATIONS

4.1 Subsequent Accounting

At each balance date, the Company revises its estimation of the fair value of the contingent consideration payable under the Heartbeat Acquisition and records an accretion entry accordingly. The re-evaluation process takes into account the historical performance of the operations of Huike and Heartbeat platform assets compared to agreed targets and discount the resultant estimate of the value of share instalments payable. As at March 31, 2022, the value of contingent consideration payable was estimated as $2,319,031 (December 31, 2021 - $1,921,000) and, consequently, an amount of $398,031 for the three-month period ended March 31, 2022 (three-month period ended March 31, 2021 - $Nil) was recorded as an expense in the condensed interim consolidated statements of comprehensive loss with a corresponding credit recorded in the consolidated statement of financial position to contingent consideration payable.

The intangible assets recorded as part of the Heartbeat and Cubeler purchase price allocations, excluding goodwill, are being amortized to the profit and loss account over their remaining useful lives, estimated to be 8 years. During the three-month period ended March 31, 2022, an amount of $854,391 (three-month period ended March 31, 2021 - $Nil) has been charged to the condensed interim consolidated statement of comprehensive loss in respect of amortization of intangible assets acquired under business combinations in the current year (refer note 8).

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

One of the Company's subsidiaries in China, Asia Synergy Financial Capital ("ASFC"), provides various financial services to small- and medium-sized enterprises.

ASFC provides loans that are either guaranteed by a third party and/or collateral assets. The loans secured with collateral are either secured by second-hand vehicles or by the residential property of the borrower. Loans that are not guaranteed by collateral assets are guaranteed by a third party.

Loans guaranteed by second-hand vehicles.

The second-hand vehicles are valued by the company credit department before approving a loan. The loan value at inception represents typically between 50% to 80% of the collateral value with an average of 76% as at March 31, 2022 (76% as at December 31, 2021). The second-hand vehicles collateral value is evaluated at the beginning of the loan and periodically during the life of the loan, based on an industry recognized used car guide which has been validated by company personnel, their knowledge, experience and the inspection process before approval of the loan.

9

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

Loans guaranteed by second rank mortgage on residential property

Before approving a loan, the Company's credit department will assess the value of any other mortgages taken out on the residential property and put as collateral by the prospective borrower. The loan value at inception typically represents between 25% and 32% of the collateral value exceeding the first rank mortgage taken by the borrower. The value of the residential property is evaluated at the beginning of the loan and periodically during the life of the loan based on a residential broker site, which is validated by the Company personnel, their knowledge, experience and inspection process before approval of the loan.

All the loans secured by collateral assets are registered on the appropriate government regulated system.

Credit Loans guaranteed by a third party

The Company makes loans to small and medium enterprises in the technology sector. Before approving a loan, the Company performs an initial credit evaluation of the borrower. The credit evaluation includes: the borrower company's credit profile, operating performance, financial statements, tax payments/receipt records, shareholders' structure and their individual credit rating. Based on the result of this initial evaluation, the Company will then proceed to sign a loan agreement with the SMEs borrowers. To mitigate the default risk in the case of any overdue situation incurred re these credit loans, a letter of guarantee must also be signed before the loan is finally granted to SMEs borrowers. Accordingly, a 3rd party must accept to provide a full guarantee to cover any overdue principal and interest on behalf of the borrowers. The company will also perform on-going monitoring of SMEs borrowers in the tech industry through visits, phone calls and follow-up on business models development.

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :

	2022-03-31	2021-12-31
	$	$
Principal balance loans receivables	20,857,599	20,989,935
Less expected credit loss (ECL)	(234,831)	(166,244)
Loan receivables net	20,622,768	20,823,691

Loans receivables maturing in less than 12 months	18,172,492	17,553,358
Loans receivables maturing in more than 12 months	2,450,277	3,270,333
Total loans	20,622,769	20,823,691

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11 of the annual consolidated financial statements for the year ended December 31, 2021.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables as at March 31, 2022 and December 31, 2021, according to credit quality and ECL impairment stages.

10

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

		Credit loss	Credit loss
		allocation	allocation
	Credit loss	applied -	applied -Credit
	allocation	Residential	and supply chain
	applied - Auto	Property	finance credit
Stage 1 : 1%	1.0%	1.0%	2.0%
Stage 2: 30%	7.0%	1.0%	2.0%
Stage 3 :100%	12.0%	1.0%	2.0%

		Gross Carrying	Allowance for	Net Carrying
March 31, 2022%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	87.8%	18,309,258	(3,501)	18,305,757
Stage 2 Overdue 30-90 days	1.2%	239,951	(2,186)	237,765
Stage 3 Overdue> 90 days	11.1%	2,308,390	(229,143)	2,079,248
Total	100.0%	20,857,599	(234,830)	20,622,770

		Gross Carrying	Allowance for	Net Carrying
December 31, 2021%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	85.2%	17,882,518	(3,362)	17,879,156
Stage 2 Overdue 30-90 days	2.6%	540,283	(3,000)	537,283
Stage 3 Overdue> 90 days	12.2%	2,567,134	(159,882)	2,407,252
Total	100.0%	20,989,935	(166,244)	20,823,691

The loss allowance for loans to customers as at March 31, 2022, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2021	1	1,618	150,126	151,745
Originations net of repayments and other derecognitions	(11)	(53)	(16,714)	(16,778)
Net remeasurement	(2)	593	171,155	171,746
Transfers
- to lifetime ECL performing	(4)	4	-	-
- to lifetime ECL credit-impaired	-	(849)	849	-
Write-offs	-	-	(62,818)	(62,818)
Foreign exchange and other	20	406	(22,387)	(21,961)

Loss allowance as at March 31, 2022	4	1,719	220,211	221,934

11

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2021	207	1,382	9,756	11,345
Originations net of repayments and other derecognitions	(45)	(628)	(2,214)	(2,887)
Change in model
Net remeasurement	(940)	450	1,720	1,230
Transfers
- to 12-month ECL	950	-	(950)	-
- to lifetime ECL performing	(16)	16	-	-
- to lifetime ECL credit-impaired	-	(737)	737	-
Foreign exchange and other	(2)	(16)	(117)	(135)

Loss allowance as at March 31, 2022	154	467	8,932	9,553

	Product Type - Credit & Supply Chain Finance Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2021	3,154	-	-	3,154
Originations net of repayments and other derecognitions	116	-	-	116
Foreign exchange and other	73	-	-	73

Loss allowance as at March 31, 2022	3,343	-	-	3,343

The loss allowance for loans to customers as at December 31, 2021, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	148	1,880	351,293	353,321
Originations net of repayments and other derecognitions	(139)	(1,535)	(156,264)	(157,938)
Net remeasurement	7	894	(33,302)	(32,401)
Transfers
- to lifetime ECL credit-impaired	(13)	(144)	156	(1)
Write-offs	-	-	(22,147)	(22,147)
Foreign exchange and other	(2)	523	10,390	10,911

Loss allowance as at December 31, 2021	1	1,618	150,126	151,745

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	295	1,452	4,994	6,741
Originations net of repayments and other derecognitions	(79)	790	90	801
Net remeasurement	-	-	3,645	3,645
Transfers
- to lifetime ECL credit-impaired	(13)	(894)	907	-
Foreign exchange and other	4	34	120	158

Loss allowance as at December 31, 2021	207	1,382	9,756	11,345

	Product Type - Credit & Supply Chain Finance Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	224,355	-	-	224,355
Originations net of repayments and other derecognitions	33,328	-	-	33,328
Net remeasurement	(259,815)	-	-	(259,815)
Foreign exchange and other	5,286	-	-	5,286

Loss allowance as at December 31, 2021	3,154	-	-	3,154

12

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

6 - DEBTORS

	2022-03-31	2021-12-31
	$	$
Sales tax receivable	343,968	271,514
Advances to a company	47,538	141,184
Deposit on investment (1)	281,879	498,750
Deposits made for transactions on platforms with guarantee (2)	26,005,412	31,142,201
Deposits made for transactions on platforms (3)	1,488,105	1,506,225
Accounts receivable	10,963,599	9,632,651
Safety deposits with guarantor (4)	591,300	712,412
Subscriptions receivable from non-controlling interests	261,683	98,239
Promissory note (5)	113,522	113,193
Other subscriptions receivable	210,000	-
Prepayments to third party subcontractors (6)	13,240,727	11,885,106
	53,547,733	56,001,475

(1) At March 31, 2022, as per agreement signed with third parties, AST, a subsidiary of the Company, agreed to participate in a future partnership agreement with a deposit of $281,879. At December 31, 2021, as per agreement signed with third parties, ASDS, a subsidiary of the Company, agreed to participate in a future partnership agreement. ASDS provided 25% of the deposit representing $498,750.

(2) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China. As collateral, the Company kept 10 to 20% of the merchandise in guarantee.

(3) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China. As collateral, the Company kept 5 to 8% of the merchandise in guarantee.

(4) As per an agreement with a loan insurance provider, ASCS, a subsidiary of the Company, agreed to maintain a deposit with the loan insurance provider, representing 10% of the value of loans serviced by ASCS, on behalf of certain commercial bank guarantees by loan insurer providers. ASCS's third party financial partners and the Company's ASFC subsidiary have a three-way agreement in place with ASCS under which third party financial partners and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with the loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

(5) On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. Each loan is due on December 15, 2022. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of December 31, 2021, the aggregate outstanding principal amount due for said loans is $113,193.

(6) Subsidiaries of the Company active in supply chain activity made prepayments to suppliers to support operational supply chain processes. These prepayments will be reverted to Company's subsidiaries when services or merchandise transactions are executed.

Debtors amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivables are written off by taking in consideration third party guarantee on payment of debtors and if there is no reasonable expectation of recovery.

When measuring the expected credit losses of other debtors, Advances to a company, Deposits made for transaction on platforms with guarantees, Deposits made for transaction on platforms, Accounts receivable, Service deposits, Subscriptions receivable from non- controlling interests, Promissory note, Other subscriptions receivable and Prepayment to third party subcontractors are assessed individually due to the low number of accounts. The expected loss rates are based on the payment profile of debtor, assessed by the company's lending hub system.

Debtors are written off (i.e. de-recognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangements, amongst other things, are considered indicators of no reasonable expectation of recovery. As at March 31, 2022 an amount of $326,297 (2021 - $317,778) was registered for expected credit loss for debtors.

13

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

7 - PROPERTY AND EQUIPMENT

			Vehicles and
	Right-of-use	IT and office	other
	assets	equipment	equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2022	3,067,626	201,858	191,393	3,460,877
Additions	-	16,897	-	16,897
Disposals	(2,344)	-	-	(2,344)
Balance as at March 31, 2022	3,065,282	218,755	191,393	3,475,429

Accumulated amortization
Balance as at January 1, 2022	1,186,255	110,873	101,736	1,398,864
Amortization	109,782	9,661	11,890	131,333
Exchange differences	19,605	1,342	1,078	22,024
Balance as at March 31, 2022	1,315,642	121,876	114,704	1,552,221
Net carrying amount as at March 31, 2022	1,749,640	96,879	76,689	1,923,208

Gross carrying amount
Balance as at January 1, 2021	1,136,485	122,336	205,358	1,464,179
Amounts acquired in a business combination	179,812	25,312	-	205,124
Additions	1,808,761	54,210	-	1,862,971
Disposals	(57,432)	-	(13,965)	(71,397)
Balance as at December 31, 2021	3,067,626	201,858	191,393	3,460,877

Accumulated amortization
Balance as at January 1, 2021	800,068	70,353	64,391	934,812
Amortization	286,850	41,726	48,413	376,989
Other adjustments	99,715	-	-	99,715
Revaluation of Right-of-use assets	9,978	-	-	9,978
Disposals	-	21	(7,739)	(7,718)
Exchange differences	(10,356)	(1,227)	(3,329)	(14,912)
Balance as at December 31, 2021	1,186,255	110,873	101,736	1,398,863
Net carrying amount as at December 31, 2021	1,881,371	90,985	89,657	2,062,014

14

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

8- INTANGIBLE ASSETS

				Gold River Supply-
		Loan servicing		chain services			Other ERP
		agreement	Gold River	platforms	Cubeler Interface	Cubeler Platform	platforms	Heartbeat Platform	Tradenames	Total	Goodwill
	#	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as at January 1, 2022		1,430,000	2,461,348	4,254,973	2,084,893	23,862,000	2,438,060	8,368,063	5,287,000	50,186,337	103,908,976
Addition		-	-	683,825	54,991	-	555,922	225,750	-	1,520,489	-
Balance as at March 31, 2022		1,430,000	2,461,348	4,938,798	2,139,884	23,862,000	2,993,982	8,593,813	5,287,000	51,706,826	103,908,976

Accumulated amortization		429,000	2,461,348	231,217	643,496	10,228,688	81,731	410,966	2,854,095	17,340,541	41,386,422
Balance as at January 1, 2022
Amortization		35,750	-	333,214	111,820	463,389	167,172	307,325	83,677	1,502,347	-
Exchange differences		-	-	48,406	7,447	-	28,347	9,593	-	93,793	-
Balance as at March 31, 2022		464,750	2,461,348	612,837	762,764	10,692,077	277,250	727,883	2,937,772	18,936,681	41,386,422

Net carrying amount as at March 31, 2022		965,250	-	4,325,962	1,377,119	13,169,923	2,716,732	7,865,930	2,349,228	32,770,145	62,522,554

Gross carrying amount
Balance as at January 1, 2021		1,430,000	2,461,348	-	2,413,059	-	-	-	-	6,304,407	-
Amounts arising from business combinations		-	-	-	-	23,862,000	-	7,471,000	5,287,000	36,620,000	103,908,976
Addition		-	-	3,926,807	-	-	2,438,061	897,063	-	7,261,931	-
Transferred in		-	-	3,006,491	1,942,735	-	234,381	-	-	5,183,607	-
Transferred out		-	-	(2,678,325)	(2,270,901)	-	(234,381)	-	-	(5,183,607)	-
Balance as at December 31, 2021		1,430,000	2,461,348	4,254,973	2,084,893	23,862,000	2,438,061	8,368,063	5,287,000	50,186,338	103,908,976

Accumulated amortization
Balance as at January 1, 2021		286,000	2,461,348	-	393,182	-	-	-	-	3,140,530	-
Amortization		143,000	193,717	231,217	295,868	745,688	81,731	410,966	165,095	2,267,281	-
Impairment loss on intangible		-	(193,717)	-	-	9,483,000	-	-	2,689,000	11,978,283	41,386,422
Exchange differences		-	-	-	(45,554)	-	-	-	-	(45,554)	-
Balance as at December 31, 2021		429,000	2,461,348	231,217	643,496	10,228,688	81,731	410,966	2,854,095	17,340,540	41,386,422
Net carrying amount as at December 31, 2021		1,001,000	-	4,023,756	1,441,397	13,633,312	2,356,331	7,957,097	2,432,905	32,845,798	62,522,554

9 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2022-03-31	2021-12-31
	$	$
Trade accounts payable and accruals	4,468,431	5,224,124
Advance from third party customers, no interest (1)	10,740,639	11,044,172
	15,209,070	16,268,296

(1) Advance from downstream corportative clients for supply chain bundle service fee.

10 - LEASE LIABILITIES

	2022-03-31	2021-12-31
	$	$
Balance - beginning of perod	1,747,984	239,507
Additions	-	1,977,352
Accretion interest	37,133	65,908
Lease payments	(76,667)	(565,880)
Effect of exchange rate change on obligation	-	31,097
Balance - end of period	1,708,450	1,747,984
Current Portion	434,995	432,621
	1,273,455	1,315,363

15

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

10 - LEASE LIABILITIES (CONTINUED)

Following is a summary of the Company's obligations regarding lease payments:

44,741	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
As at March 31, 2022
Lease payments	552,479	879,986	720,516	2,152,981

As at December 31, 2021
Lease payments	561,677	951,334	729,289	2,242,301

11 - DEBENTURES

Debenture issuance of April 24, 2019

The movement during the three-month period ended March 31, 2021 and the year ended 2021, relating to this debenture can be summarised as follows:

	2021-03-31	2021-12-31
	$	$
Balance at the beginning	-	23,311
Accretion of debentures	-	683
Conversion of debentures	-	(23,994)
Balance at the end	-	-

12 - BONDS

On May 29, 2020, the Company has placed 400 units of secured corporate bonds at $1,000 per unit. Each unit sold was comprised of $1,000 face value bonds, redeemable on June 10, 2023, bearing interest at a nominal rate of 10% payable monthly, plus 20 purchase warrants exercisable into Company common share at $2.00 per share for a period of 36 months from the date of issuance.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty").

The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company. The set aside amount at March 31, 2022, is $43,333 (2021 - $53,333) and is presented under Restricted Cash in the Consolidated statements Financial Position.

Bonds are secured by a pledge on the aggregate assets of the Company, maturing on May 29, 2023. The Company used the residual value method to allocate the principal amount of the bond between the liability and the contributed surplus. Under this method, an amount of $64,896 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $227,569 computed as the present value of future principal and interest payments discounted at a rate of 22%.

16

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

12 - BONDS (CONTINUED)

The movement during the three-month period ended March 31, 2021 the year ended 2021, relating to these bonds can be summarised as follows:

	2022-03-31	2021-12-31
	$	$
Balance at the beginning	313,234	258,933
Addition	-	-
Accretion of bonds	7,614	27,327
Amortization of initial costs	6,551	26,974
Balance at the end	327,399	313,234

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

13 - CEBA LOAN (Canada Emergency Business Account)

On April 20, 2020, the Company applied for and received $40,000 under the Canada Emergency Business Account (CEBA). Further, on September 1, 2021, through its acquisition of Cubeler, the Company acquired an additional CEBA loan totalling $60,000. Under this program providing interest-free loans, repaying the balance of the loan on or before December 31, 2023, will result in loan forgiveness of 33% ($33,000), which is the intention of the Company. Subsequent to year-end, the Government of Canada announced that the deadline to repay loans under the Canada Emergency Business Account program would be extended by one year (that is from December 31, 2022 to December 31, 2023). As of January 1, 2024, the loan balance will bear interest at 5% and will be repayable on maturity on December 31, 2025.

14 - SHAREHOLDERS' EQUITY

14.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for two pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

14.2 Description of the shareholders' equity operations during the three-month period ended March 31, 2022

a) During the three-month period ended March 31, 2022, the Company issued 1,527,500 common shares at an average exercise price of $1.09 per share for total proceeds of $1,658,750 upon the exercise of share purchase warrants, and $443,144 related to exercised warrants were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 14.4).

b) During the three-month period ended March 31, 2022, the Company issued 100,000 common shares at an average exercise price of $2.10 per share for total proceeds of $210,000 upon the exercise of stock options included in debtors in the consolidated statement of financial position, and $181,300 related to exercised stock options were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 15).

14.3 Description of the shareholders' equity operations during the three-month period ended March 31, 2021

a) During the three-month period ended March 31, 2021, $25,000 of secured debentures with a conversion price of $0.50 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $23,994. The Company therefore issued 50,000 common shares to the debenture holders and recorded $23,994 in share capital. In addition, amounts of $3,489 related to these debenture conversions, were transferred to capital stock from conversion options in the consolidated statement of financial position.

b) During the three-month period ended March 31, 2021, the Company issued 27,466 common shares at an average price of $1.23 per share to settle $33,900 of debts related to services received by the Company, of which $15,000 was recorded in public relations fees in the consolidated statements of comprehensive loss, $18,900 was recorded against accounts payable and accruals in the consolidated statement of financial position.

c) During the three-month period ended March 31, 2021, the Company issued 9,984,631 common shares at an average exercise price of $0.37 per share for total proceeds of $3,708,161 upon the exercise of share purchase warrants, and $1,525,179 related to exercised warrants were transferred from contributed surplus to share capital (note 14.4).

17

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

14 - SHAREHOLDERS' EQUITY (CONTINUED)

14.4 Warrants

The outstanding warrants as at March 31, 2022 and December 31, 2021 and the respective changes during the three-month period and the year then ended, are summarized as follows:

		2022-03-31		2021-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	17,332,504	3.057	14,662,750	0.966
Granted	-		14,990,999	3.500
Expired	-		(15,000)	1.333
Exercised	(1,527,500)	1.086	(12,306,245)	1.107
Outstanding and exercisable, end of period	15,805,004	3.248	17,332,504	3.057

As of March 31, 2022 and December 31, 2021, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

		2022-03-31		2021-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
February 2022			360,000	2.00
July 2022	585,000	0.50	585,000	0.50
August 2022	731,190	0.50	1,298,690	0.50
October 2022	-	0.80	350,000	0.80
October 2022	-	1.50	250,000	1.50
May 2023	13,328	1.00	13,328	1.00
May 2023	3,500	2.00	3,500	2.00
July 7, 2023	12,870,149	3.50	12,870,149	3.50
July 7, 2023	1,601,837	3.50	1,601,837	3.50
	15,805,004		17,332,504

18

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

15 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The outstanding options as at March 31, 2022 and December 31,2021 and the respective changes during the three-month period and the year then ended, are summarized as follows:

		2022-03-31		2021-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	4,689,250	1.929	4,351,750	1.336
Granted	78,547	6.335	945,000	4.448
Exercised (1)	(100,000)	2.100	(607,500)	1.594
Outstanding end of period	4,667,797	2.000	4,689,250	1.929

Exercisable end of period	3,026,050	1.570	2,488,550	1.390

   (1) Market value of the shares was $3.96 on the exercise date of these options

The table below summarizes the information related to outstanding share options as at March 31, 2022.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
June 1, 2022	2.100	290,000	2 months
November 27, 2022	1.100	18,750	7 months
December 15, 2022	1.600	171,250	8 months
April 16, 2023	1.000	5,000	1 year
June 5, 2023	1.000	288,750	1 year and 2 months
November 28, 2023	1.000	37,500	1 year and 7 months
May 1, 2024	1.000	50,000	2 years and 1 month
May 27, 2024	1.000	447,500	2 years and 1 month
September 5, 2024	1.000	10,000	2 years and 5 months
November 1, 2024	1.100	50,000	2 years and 7 months
November 12, 2024	1.000	5,000	2 years and 7 months
June 11, 2025	1.000	745,500	3 years and 2 months
August 7, 2025	0.450	250,000	3 years and 4 months
October 28, 2025	1.500	1,225,000	3 years and 6 months
November 6, 2025	2.700	50,000	3 years and 7 months
January 28, 2026	5.700	25,000	3 years and 9 months
March 22, 2026	5.500	55,000	3 years and 11 months
May 13, 2026	4.800	10,000	4 years and 1 month
July 7, 2026	4.100	825,000	4 years and 3 months
August 10, 2026	8.000	5,000	4 years and 4 months
October 28, 2026	11.500	25,000	4 years and 6 months
January 1, 2027	7.500	32,725	4 years and 9 months
February 1, 2027	5.600	42,881	4 years and 10 months
March 1, 2027	4.100	2,941	4 years and 11 months
		4,667,797

19

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

15 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at December 31, 2021.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
June 1, 2022	2.100	390,000	5 months
November 27, 2022	1.100	18,750	10 months
December 15, 2022	1.600	171,250	11 months
April 16, 2023	1.000	5,000	1 year and 3 months
June 5, 2023	1.000	288,750	1 year and 5 months
November 28, 2023	1.000	37,500	1 year and 10 months
May 1, 2024	1.000	50,000	2 years and 4 months
May 27, 2024	1.000	447,500	2 years and 4 months
September 5, 2024	1.000	10,000	2 years and 8 months
November 1, 2024	1.100	50,000	2 years and 10 months
November 12, 2024	1.000	5,000	2 years and 10 months
June 11, 2025	1.000	745,500	3 years and 5 months
August 7, 2025	0.450	250,000	3 years and 7 months
October 28, 2025	1.500	1,225,000	3 years and 9 months
November 6, 2025	2.700	50,000	3 years and 10 months
January 28, 2026	5.700	25,000	4 years and 0 months
March 22, 2026	5.500	55,000	4 years and 2 months
May 13, 2026	4.800	10,000	4 years and 4 months
July 7, 2026	4.100	825,000	4 years and 6 months
August 10, 2026	8.000	5,000	4 years and 7 months
October 28, 2026	11.500	25,000	4 years and 9 months
		4,689,250

During the three-month period ended March 31, 2022 the Company recorded an expense of $541,599 related to share-based payments (2021- $344,690). The offset was credited to contributed surplus.

15.1 Share-based payments granted to directors and employees during the three-month period ended March 31, 2022

a) On January 1, 2022 the Company granted options to acquire 32,725 common shares of the Company at an average exercise price of $7.50 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $179,183, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	7.15
Expected life	5 years
Risk-free interest rate	1.25%
Volatility (1)	106%
Exercise price at the date of grant	7.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On February 1, 2022 the Company granted options to acquire 42,881 common shares of the Company at an average exercise price of $5.60 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $173,796, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	5.28
Expected life	5 years
Risk-free interest rate	1.63%
Volatility (1)	106%
Exercise price at the date of grant	5.60

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

20

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

15 - SHARE-BASED PAYMENTS (CONTINUED)

c) On March 1, 2022 the Company granted options to acquire 2,941 common shares of the Company at an average exercise price of $4.10 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $8,455, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	3.80
Expected life	5 years
Risk-free interest rate	1.61%
Volatility (1)	104%
Exercise price at the date of grant	4.10

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

15.2 Share-based payments granted to directors and employees during the three-month period ended March 31, 2021

a) During the three-month period ended March 31, 2021 the Company granted options to acquire 25,000 common shares of the Company at an average exercise price of $5.70 to a director.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $103,780, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.32
Expected life	5 years
Risk-free interest rate	0.46%
Volatility (1)	111%
Dividend	0%
Exercise price at the date of grant	$5.70

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

15.3 Options granted to consultants during the three-month period ended March 31, 2021

a) During the three-month period ended March 31, 2021 the Company granted options to acquire 55,000 common shares of the Company at an average exercise price of $5.50 to one of its service providers as part of an investors relations agreement.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $235,434, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.48
Expected life	5 years
Risk-free interest rate	0.92%
Volatility (1)	109%
Dividend	0%
Exercise price at the date of grant	$5.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

16 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $163,894,931 as at March 31, 2022 (December 31, 2021 - $165,590,366).

The Company manages its capital structure and makes adjustments to it to ensure it has sufficient liquidity and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

21

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

17 - FINANCIAL INSTRUMENTS

17.1 Classification of financial instruments

As at March 31, 2022, the carrying amount of financial assets and financial liabilities were as follows:

			2022-03-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		18,964,265	18,964,265
Restricted Cash		43,333	43,333
Debtors		53,203,765	53,203,765
Loans receivable		20,622,769	20,622,769
	-	92,834,132	92,834,132
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		14,858,149	14,858,149
Bonds		327,399	327,399
CEBA Loan		100,000	100,000
Contingent consideration payable	2,319,031		2,319,031
	2,319,031	15,285,548	17,604,579

As at December 31, 2021, the carrying amount of financial assets and financial liabilities were as follows:

			2021-12-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		18,796,914	18,796,914
Restricted Cash		53,333	53,333
Debtors		55,729,961	55,729,961
Loans receivable		20,823,691	20,823,691
	-	95,403,898	95,403,899
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		15,903,158	15,903,158
Bonds		313,234	313,234
CEBA Loan		100,000	100,000
Contingent consideration payable	1,921,000		1,921,000
	1,921,000	16,316,392	18,237,392

22

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

17 - FINANCIAL INSTRUMENTS (CONTINUED)

17.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see note 5), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

17.3 Financial risks

17.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (note 2).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

			2022-03-31
	Current		Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	14,858,149	-	-
Bonds	-	-	400,000
Contingent considerable payable	-	1,017,031	1,302,000
CEBA loan	-	-	100,000
	14,858,149	1,017,031	1,802,000

			2021-12-31
	Current		Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	15,903,158	-	-
Debentures	-	-	400,000
Bonds	-	1,303,588	617,412
CEBA loan	-	-	100,000
	15,903,158	1,303,588	1,117,412

23

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

 17 - FINANCIAL INSTRUMENTS (CONTINUED)

17.4 Finance costs

The breakdown in Finance costs during the three-month periods ended March 31, 2022 and 2021 is as follows:

	2022-03-31	2021-03-31
Interest on debentures	-	333
Interest on lease liabilities (note 10)	37,133	6,436
Interest on security deposit and advances	4,327	28,233
Interest on bonds	10,000	10,000
Interest income	(15,166)	(9,157)
Accretion on debentures and bonds	7,614	6,924
Accretion of contingent payable	398,031	-
Total interest expense	441,939	42,769
Miscellaneous	5,044	2,064
	446,983	44,833

17.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, restricted cash, loans receivables on short and long term and debtors (except sales tax receivables), accounts payable, advances, option conversions and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures and the bonds is estimated using a discounted cash flow approach and approximate their carrying amount. CEBA loan is recognized as it cost which is close from its fair value;

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Heartbeat. (note 4) is estimated by probability-weighted cash outflows and reflect management's estimate of a 85% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Bonds are level 3 under the fair value hierarchy.

Contingent consideration payable CEBA loan, loans receivable on short and long term and the option conversion are level 3 under the fair value hierarchy.

24

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

18 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel are, the CEO, the CFO , the China CEO and the members of the Board. Their remuneration includes the following expenses:

	2022-03-31	2021-03-31
	$	$
Salaries and fringe benefits	379,823	141,420
Share-based payments	413,050	312,158
Royalty- Cubeler	-	30,776
Total	792,873	484,354

These transactions occurred in the normal course of operations and have been measured at fair value.

As at March 31, 2022 and December 31, 2021 the condensed interim consolidated statement of financial position includes the following amounts with related parties:

	2022-03-31	2021-12-31
	$	$
Loans, with interest (1)	113,522	113,193
	113,522	113,193

(1) On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. Each loan is due on December 15, 2022. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of March 31, 2022, the aggregate outstanding principal amount due for said loans is $113,522 (December 31, 2021 - $113,193).

On October 1, 2021, the Company aquired 100% of the issued and the outstanding shares of Cubeler from Cubeler's shareholders in exchange for $1,000,000 in cash and 11,133,326 common shares of Tenet representing $106,654,255 (note 4).

19 - SEGMENT REPORTING

The Company has determined that it has two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

25

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

19 - SEGMENT REPORTING (CONTINUED)

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

The Fintech Platform segment operates in North America and China, the Financial Services segment operates in China.

Other

The "other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the three-month periods ended March 31, 2022, and 2021 are as follows:

	Three months ended 2022-03-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from external customers	-	587,760	-	-	587,760
Fees/sales from external customers	1,042,988	180,267	-	-	1,223,255
Supply chain services	32,982,642	-	(52,197)	-	32,930,445
Inter-segment	949,972	115,178	598,274	(1,663,424)	-
Total revenues	34,975,603	883,204	546,078	(1,663,424)	34,741,460

Expenses
Depreciation and amortization	1,346,263	49,888	1,979	-	1,398,130
Interest expense	31,329	8,645	(451)	-	39,524
Write down of accounts receivable	40	-	-	-	40
All other expenses	32,587,109	410,555	4,624,944	(1,663,424)	35,959,184
Total expenses	33,964,742	469,089	4,626,472	(1,663,424)	37,396,879

Profit (loss) before tax	1,010,861	414,115	(4,080,394)	-	(2,655,419)
Income tax	588,212	115,970	-	-	704,182
Net profit (loss)	422,649	298,145	(4,080,394)	-	(3,359,601)

Non-controlling interest	(147,808)	170,478	-	-	22,670
Net profit (loss) attributable to owners of the parent	570,457	127,668	(4,080,394)	-	(3,382,271)

Segmented assets	152,539,181	25,435,971	15,959,446	(840,056)	193,094,542

26

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

19 - SEGMENT REPORTING (CONTINUED)

	Three months ended 2021-03-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from external customers	-	592,815	-	-	592,815
Fees/sales from external customers	804,080	231,067	-	-	1,035,147
Supply chain services	12,578,180	-	33,634	-	12,611,814
Inter-segment	89,165	11,034	79,162	(179,361)	-
Total revenues	13,471,425	834,916	112,796	(179,361)	14,239,776

Expenses
Depreciation and amortization	79,768	72,717	5,493	-	157,978
Interest expense	26,111	1,636	17,086	-	44,833
All other expenses	12,791,220	405,551	1,107,280	(179,361)	14,124,690
Total expenses	12,897,099	479,904	1,129,859	(179,361)	14,327,501

Profit (loss) before tax	574,326	355,012	(1,017,063)	-	(87,725)
Income tax	199,521	95,337	7,119		301,977
Net profit (loss)	374,805	259,675	(1,024,182)	-	(389,702)

Non-controlling interest	235,783	140,146	-	-	375,929
Net profit (loss) attributable to owners of the parent	139,022	119,529	(1,024,182)	-	(765,631)

Segmented assets	36,019,104	24,002,263	28,860,091	(26,734,172)	62,147,286

(1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

The Company's non-current assets are located in the following geographic regions:

	2022-03-31	2021-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	12,015,535	10,900,348
Canada	88,428,985	89,991,187
Total	100,444,520	100,891,535

27

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

20 - NON-CONTROLLING INTERESTS

The Company controls the following subsidiaries that have significant non-controlling interests (NCIs).

	2022-03-31	2021-12-31
	% ownership	% ownership
	and voting rights	and voting rights
Entities	held the by NCIs	held the by NCIs

Asia Synergy Supply Chain Ltd ("ASSC")	49%	49%
Asia Synergy Financial Capital Ltd ("ASFC")	49%	49%
Wechain (Nanjing) Technology Service Co., Ltd	49%	49%
Beijing Kailifeng New Energy Technology Co., Ltd	49%	49%
Shanghai Xinhuizhi Supply Chain ManagementCo.,Ltd	49%	49%

	Total comprehensive loss allocated
	to NCI		Accumulated NCI
	Three-month	Three-month
	period ended	period ended	As at	As at
	2022-03-31	2021-03-31	2022-03-31	2021-12-31

Asia Synergy Supply Chain Ltd	(39,080)	234,977	1,876,634	1,951,538
Asia Synergy Financial Capital Ltd	125,963	21,996	11,682,645	11,520,859
Wechain (Nanjing) Technology Service Co., Ltd	(80,716)	-	702,566	783,281
Beijing Kailifeng New Energy Technology Co., Ltd	(23,740)	-	204,407	64,703
Shanghai Xinhuizhi Supply Chain ManagementCo.,Ltd	-	-	975	-
	(17,574)	256,973	14,467,227	14,320,381

No dividends were paid to NCIs during the three-month periods ended March 31, 2022 and 2021.

28

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

20 - NON-CONTROLLING INTERESTS (CONTINUED)

Summarised financial information for subsidiaries with NCIs, before intragroup eliminations are as follows:

	ASSC		ASFC		Wechain		Kailifeng		ASAC		Total
	2022-03-31	2021-12-31	2022-03-31	2021-12-31	2022-03-31	2021-12-31	2022-03-31	2021-12-31	2022-03-31	2021-12-31	2022-03-31	2021-12-31
	$	$	$	$	$	$	$	$	$	$
Current assets	6,193,966	8,454,526	23,248,677	23,223,244	612,364	446,330	359,531	130,545	1,972	-	30,416,510	32,254,645
Non-current assets	267	391	2,579,155	3,421,288	947,418	1,283,169	85,625	59,760	-	-	3,612,465	4,764,607
	6,194,233	8,454,917	25,827,832	26,644,532	1,559,782	1,729,498	445,157	190,305	1,972	-	34,028,975	37,019,252

Current liabilities	2,122,672	4,238,109	1,716,159	2,584,145	126,380	67,363	29,577	56,091	-	-	3,994,788	6,945,708
Non-current liabilities	-	-	65,817	69,209	66,101	66,128	-	-	-	-	131,918	135,337
Total liabilities	2,122,672	4,238,109	1,781,976	2,653,354	192,481	133,491	29,577	56,091	-	-	4,126,706	7,081,045

Equity attributable to owners of the parent	1,953,232	2,031,193	12,159,488	11,991,098	731,242	815,252	212,750	67,344	1,014	-	15,057,725	14,904,886

Non-controlling interests	1,876,634	1,951,538	11,682,645	11,520,859	702,566	783,281	204,407	64,703	975	-	14,467,226	14,320,381

	ASSC		ASFC		Wechain		Kailifeng		ASAC		Total
	Three-month period ending		Three-month period ending		Three-month period ending		Three-month period ending		Three-month period ending		Three-month period ending
	2022-03-31	2021-03-31	2022-03-31	2021-03-31	2022-03-31	2021-03-31	2022-03-31	2021-03-31	2022-03-31	2021-03-31	2022-03-31	2021-03-31
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue	798,392	13,082,260	702,938	592,815	190,660	-	-	-	-	-	1,691,989	13,675,075

Profit for the year attributable to owners of the parent	(51,789)	245,407	177,436	145,866	(76,677)	-	(25,375)	-	-	-	23,595	391,273
Profit for the year attributable to NCIs	(49,758)	235,783	170,478	140,146	(73,670)	-	(24,380)	-	-	-	22,670	375,929
Profit for the year	(101,548)	481,190	347,914	286,012	(150,347)	-	(49,754)	-	-	-	46,265	767,202

Other comprehensive income ("OCI") for the year
OCI attributable to the owners of the parent	11,114	(840)	(46,331)	(122,972)	(7,333)	-	665	-	-	-	(41,885)	(123,812)
OCI attributable to NCIs	10,678	(807)	(44,514)	(118,150)	(7,046)	-	639	-	-	-	(40,243)	(118,957)
OCI for the year	21,792	(1,647)	(90,846)	(241,122)	(14,379)	-	1,304	-	-	-	(82,128)	(242,769)
Total comprehensive income for the year attributable to the owners of the parent	(40,675)	244,566	131,105	22,894	(84,010)	-	(24,709)	-	-	-	(18,290)	267,460
Total comprehensive income for the year attributable to NCIs	(39,080)	234,977	125,963	21,996	(80,716)	-	(23,740)	-	-	-	(17,573)	256,973

Total comprehensive income for the year	(79,755)	479,543	257,068	44,890	(164,726)	-	(48,450)	-	-	-	(35,863)	524,433

Net cash used in operating activities	1,809,593	2,465,438	2,127,652	(540,182)	(66,973)	-	(295,053)	-	-	-	3,575,219	1,925,257
Net cash used in investing activities	3	-	110,989	(926,739)	20,714	-	(25,273)	-	-	-	106,433	(926,739)
Net cash from financing activities	(1,796,478)	(2,537,190)	(913,382)	7,929	(1,047)	-	335,832	-	-	-	(2,375,075)	(2,529,261)
Foreign exchange differences	(43,700)	-	(293,236)	-	(12,259)	-	(2,439)	-	-	-	(351,634)	-

Net cash (outflow) inflow for the year	(30,582)	(71,752)	1,032,023	(1,458,991)	(59,565)	-	13,067	-	-	-	954,943	(1,530,743)

29

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the three-month periods ended March 31, 2022 and 2021 (In Canadian dollars) (Unaudited)

20 - NON-CONTROLLING INTERESTS (CONTINUED)

During the three-month period ended March 31, 2022, the Company's subsidiary, ASDS along with the non-controlling interests of Kalifeng subscribed for additional share capital in the ratio of their relevant ownership percentages. The total value of capital injected by NCIs in Kalifeng totalled $163,444 (three-months ended March 31, 2021 - $Nil). As at March 31, 2022 the amount of the NCI's portion of the capital injection agreed for Kailifeng that was outstanding was $261,683 (December 31, 2021 - $98,239) (refer note 6).

21 - CONTINGENCIES

Through the normal course of operations, the Company may be exposed to a number of lawsuits, claims and contingencies. Provisions are recognized as liabilities in instances when there are present obligations and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and where such liabilities can be reliably estimated. No provision has been recognized in these consolidated financial statements. Although it is possible that liabilities may be incurred in instances where no provision has been made, the Company has no reason to believe that the ultimate resolution of such matters will have a material impact on its financial position.

22 - SUBSEQUENT EVENTS

During the period from April 1, 2022, and May 30, 2022, the Company issued 15,627 share purchase options to new employees and consultant with a strike price of $4.16. Stock options are vested between a period of 12 to 24 months and mature 5 years after the issuance date.